EXHIBIT 2.3



                            QUOTA PURCHASE AGREEMENT

PREAMBLE

WHEREAS; Mr. Martin Otten is the owner of two quotas in the nominal value of DM 850,000.00 and DM 50,000.00 in Global Communications GmbH, Eupener Strasse 57-59, 50933 Cologne, registered with the commercial register of the Lower Court of Cologne under HRB 25429 ("COMPANY") with a registered stated capital amounting to DM 1,000,000. Mr. Rolf Otten is the owner of one quota in the nominal value of DM 100,000.00 in the Company. The aforementioned quotas ("QUOTAS") form 100% of the registered stated capital of the Company.

WHEREAS; Sellers desire to sell and Buyers desire to purchase the Quotas of the Company under the terms and conditions set forth herein.

Now, THEREFORE; the parties agree as follows:

1.   PURCHASE AND SALE

     Sellers hereby sell assign and transfer to Buyer the Quotas in the Company including the right to undistributed profits and all other rights pertaining to the Quotas, and Buyer purchases and accepts the transfer of said Quotas for the herein below stated purchase price. The assignment and transfer of the Quotas shall be subject to the condition precedent set out in clause 2.1.

2.   TRANSFER OF LEGAL TITLE AND LEGAL OWNERSHIP

     2.1 The transfer of legal title in the Quotas is conditional upon the payment of the A-Consideration as set out in Clause 3.1 to the escrow account as described in Clause 3.2.

     2.2 The Buyer shall be entitled to all profits and losses as of 30 December 1998, 24:00 hrs. ("EFFECTIVE DATE") and all retained profits of prior business years. Risk shall pass to the Buyer as of the Effective Date. As of the Effective Date the Sellers are obliged not to perform or exercise any of their shareholder's rights in the Company without prior consent of the Buyer. Mr. Martin Otten as the registered director of the Company is aware and acknowledges this obligation

     2.3 From the Effective Date the Buyer is entitled to review the business documents of the Company. Such documents shall be delivered to the Buyer within three weeks after the Effective Date.

     2.4 The risk of loss in respect of the Quotas shall pass to the Buyer as of the Effective Date.


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3.   CONSIDERATION

     3.1 The following two items comprise the purchase price for the Quotas sold hereunder: an amount of DM 9,000,000 (German marks nine million, "A-CONSIDERATION") and an additional amount of DM 350,000 (German marks three hundred fifty thousand, "B-CONSIDERATION").

     3.2 The payment of the A-Consideration shall be made in full to an escrow account provided by the notary Mr. Gerhard Grossmann, Frankfurt/Main pursuant to the escrow agreement attached hereto as ANNEX 3.2. The A-Consideration becomes due as of the December 30, 1998. Default interest in the statutory amounts shall be payable by Buyer if payment of the A-Consideration has not been effected by January 10, 1999.

     3.3 It is the understanding of the parties that the A-Consideration is to pay off (1) all outstanding liabilities in the amount of DM 6,103,168.94 (2) all liability reserves (Ruckstellungen) in the amount of DM 187,452 and (3) the outstanding share capital in the amount of DM 665,000, as well as (4) liabilities as referenced to in clause 6.2. The Company hereby requests the payment of the respective outstanding amounts of the share capital.

          The  balance   between  the   A-Consideration   and  the  sum  of  the
          aforementioned amounts will be paid for goodwill (DM 2,044,379).

     3.4 The A-Consideration will be adjusted downwards in the market value of any liabilities or liability reserves against the Company which have -- in violation of German GAAP -- not been shown in the Company's preliminary balance sheet and profit and loss statements as of 31 December 1998 ("BALANCE SHEET") attached hereto as ANNEX 3.4.

          Further downside adjustments shall be made with regard to any costs which are shown in the balance sheet but which are not related to the Company's German business.

          The adjustment of the A-Consideration shall be made by a deduction of the A-Consideration in the amount of the market value of the respective liabilities, liability reserves or costs in accordance with the escrow agreement.



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



     3.5 The B-Consideration to be effected to Mr. Martin Otten is subject to the following conditions, it being understood that the external costs incurred in the fulfilment of the conditions shall be borne by the Company or the Buyer:

          a. the arrangement of an irrevocable offer by STAR-Telecommunications Deutschland GmbH ("STAR") to amend the existing co-location agreement between STAR and the Company which provides for a fixed lease term until 31 December 1999 and an option in favour of the Company to prolong the lease term for one further year as additional fixed terms;

          b. the co-operation in obtaining an offer by DTAG for the Company for an interconnection agreement (ZusammenschluBvereinbarung) which includes originating services for carrier network operators (Zufuhrungsleistungen fur Verbindungsnetzbetreiber) and no more than 2 PoI;

          c. the delivery of two ICAs (Interconnect Accesses) [Interconnection Anschlusse] for terminating as well as originating services of DTAG at a PoI in Dusseldorf;

          d. the making available of a calling card platform billing system for use by the Company, subject to separate agreement;

          e. submission of a security concept for use by the Company and best efforts to obtain unconditional approval of such concept by the Regulatory Authority for Telecommunication and Post in accordance with Section 87 of the German Telecommunications Act as soon as possible;

          f. submission of a call monitoring for use by the Company concept and best efforts to obtain unconditional approval of such concepot by the Regulatory Authority for Telecommunication and Post in accordance with Section 88 of the German Telecommunications Act as soon as possible;

          g. the fulfilment of the conditions (a), (b) and the delivery of one ICA under (c) as well as the submission of the concepts under (e) and (f) within three months after having received clear instructions by the Buyer.

The B-Consideration shall amount to DM 200,000 if the conditions as required under (g) will be fulfilled within 6 months including the second ICA foreseen under (c). If those conditions are met within nine months the B-Consideration amounts to DM 100,000. Thereafter no B-Consideration is owed to Mr. Martin Otten.


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



4.   REPRESENTATIONS AND WARRANTIES OF THE SELLERS

     In addition to and not to the exclusion of any warranties implied under law, Sellers represent and warrant in the form of an independent warranty without fault (verschuldensunabhangige Garantie) that the following statements are correct. Unless stated otherwise, hereinafter, the warranties relate to the Effective Date.

     4.1 The information contained in the Preamble above is correct. Company is a limited liability company duly organised, validly existing and in good standing under the laws of Germany with a stated capital of DM, 1,000,000.00 and is duly qualified of conduct its present business.

     4.2 The Quotas are paid-up in the amount of DM 335,000.00 in cash and are non-assessable. No disclosed or hidden repayments (offene oder verdeckte Ruckzahlungen) have been effected from the assets required in order to maintain the paid-up share capital. There are no agreements, options, warrants or rights outstanding to purchase or otherwise acquire Quotas or any other interests in Company. Sellers are the owner, free and clear of any encumbrances, of all Quotas sold hereunder and by this Agreement and this Agreement shall convey to Buyer full title thereto, free and clear of all liens, encumbrances, or other charges. In particular, the Quotas and/or rights resulting therefrom were neither pledged nor transferred for security purposes, and neither option rights of first refusal thereto exist. There are no outstanding resolutions on distributions of profit or capital.

     4.3 All necessary approvals and ratifications required from Sellers in order to consummate this Agreement have been granted. There are no further approvals and ratifications necessary on behalf of Sellers for a valid and binding sale and assignment of Sellers Quotas. The Company hereby declares its consent to the sale and transfer of the Quotas.

     4.4 The Company has no Company law relationship of any kind with third parties; in particular, it does not hold any participation or sub-participation in any other company, it has not entered into any affiliation agreements within the meaning of secs. 291, 292 German Stock Corporation Act (Aktiengesetz - "AKTG"), it has not entered into any co-operation agreement and has not



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


          issued any letters of comfort in favour of other companies. No third party has any right to or interest in the profit of the Company.

     4.5 As between the Company on the one part and the Sellers and undertakings affiliated to the Sellers pursuant to sec. 15 AktG on the other part, there are no contractual relationships of any kind whatsoever.

     4.6 Company's financial Balance Sheet is prepared in accordance with the generally accepted accounting principles (Grundsatze ordnungsgemaBer Buchfuhrung), consistently applied, and in accordance with the books and records of the Company and present a true and fair view of the asset position (Vermogenslage), financial position (Finanzlage) and earnings position (Ertragslage) of the Company as of December 31, 1998.

     4.7 There has been no material adverse change in the business, properties or financial condition of the Company since the Balance Sheet has been prepared.

     4.8 Except as disclosed in ANNEX 4.8, there are no actions, claims, suits, proceedings, or governmental investigations pending, or to the knowledge of the Sellers threatened, or any known basis therefor, against or to the knowledge of the Sellers affecting the Company, except claims and actions as to which the Company is fully covered by insurance.

     4.9 Company has good and marketable title to all the assets and property reflected in the Balance Sheet (other than property disposed of in the ordinary course of business after the Balance Sheet date), free and clear of all liens, charges and encumbrances except those which are disclosed in the Balance Sheet and such imperfections of title and encumbrances which do not interfere with the use of the assets or impair the operations of Company, including customary title retentions by suppliers. All lease pursuant to which Company leases real or personal property are valid and enforceable substantially in accordance with their terms. Company is not in default under any such lease. The purchase agreement regarding the purchase of the Siemens EWSD Switch and ancillary voice and data communications equipment is concluded with the Company


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

          and Company holds and expectant right (Anwartschaftsrecht) to the Siemens EWSD Switch and all ancillary voice and data communications equipment as documented in the invoices provided to Buyers in written form and as located at the co-location site of Company with STAR TELECOM at Prinzenallee 9, Dusseldorf, and that such Switch and equipment are free of any third party rights. The EWSD Switch is covered by a producer warranty by Siemens until April 30, 1999.

     4.10 Company has obtained all consents, licenses and permits to be issued to the Company by a governmental or public entity which is required for its operations as presently conducted; in particular, the Company holds a national class 4 license ("LICENSE") granted by the
          "Regulierungsbehorde fur Telekommunikation und Post" on August 21, 1998 (license number 98 04 0614 A), The License has not been revoked at the Effective Date and will not be revoked by the Regulatory Authority for Telecommunication and Post due to reasons or events relating to the time period until the Effective Date.

     4.11 Company has not received notice of violation of any applicable regulations, ordinance or other law, regulation or requirements relating to its operations or to its properties, and Sellers are not aware of any pending actions, claims and notices of claim.

     4.12 Company has performed all obligations required to be performed by it to the date of this agreement, and is not in default in any respect under any contract, agreement lease, license or other documents, which default would have a material adverse effect on the operations of Company.

     4.13 Company is not in default of any order, writ, injunction or decree of any court or governmental department.

     4.14 Since the Balance Sheet has been prepared, Company has not , (i) sold, assigned or granted rights with respect to any inventions, patents, patent applications, licenses, written know-how, secret processes or trade secrets, (ii) entered into any transactions or series of transactions other that in the ordinary course of business, (iii) made any material change in their



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          accounting or billing policy  practices or  procedures,  (iv) made any distributions of cash or assets to its shareholders, neither by way of dividends nor otherwise, (v) mortgaged, pledged or subjected to lien or encumbrance any of its properties or assets, or (vi) increased the rate of compensation of its key employees.

     4.15 The entering into and implementation of this agreement does not violate any obligation or commitment of Company or the Sellers, nor will it affect any existing agreements in particular any lease or loan agreements.

     4.16 The Company has submitted all declarations and prepayment notices with regard to income taxes, trade taxes, turnover taxes, wage taxes, and social security charges ("TAXES") concerning the period until December 31, 1998, completely and accurately. Taxes have been paid when due or have been reserved against on the Balance Sheet. The Company, as of the Effective Date, will have prepared and timely filed or may have timely filed requests for extension of filing periods for all required tax returns and as of the Effective Date is not in default in the payment of such due Taxes.

     4.17 The only  employees  of the  Company as of 1 January  1999 will be Mr.
          Fees and Mr. Rauen employed under the conditions disclosed to the Buyer.

     4.18 The acquisition of the Quotas by the Buyer does not constitute a transfer of all, or substantially all of the Sellers' assets within the meaning of Section 419 German Civil Code (BGB).

     4.19 Pursuant to the letter of intent between the Company and Technology Control Services, Inc. dated May 21, 1998 the Company has no obligation exceeding 100,000 Schweizer Franken.

     4.20 All information furnished to the Buyer or to its advisers in connection with the acquisition of the Company is correct. The Sellers have not withheld any material information in this context from the Buyer or its advisers.

5.   LEGAL CONSENQUENCES

     5.1 If and to the extent to which any of the representations and warranties extended by Sellers under Clause 4 other than Clause 4.16 above are not true,



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



          Sellers will put the Company in the same position they would be in had the representations and warranties been true. Sellers are obliged to compensate Buyer in money ("DAMAGES") if Sellers do not put the Company in such position within a reasonable period of time, one month at the longest, or if the restitution of such status should prove to be impossible.

          The compensation shall be made by deduction of the Damages from the A-Consideration in accordance with the escrow agreement. In the event that the escrow funds are fully released the Damages shall be paid directly by the Sellers to the Buyer.

     5.2 To the extent the representations under 4.16 are breached, assessed taxes and/or interest payments (minus interest reimbursements) must be reimbursed by Sellers to the Company, if and to the extent to which such Taxes and interest payments are not covered by Balance Sheet reserves and relate to time periods prior to December 31, 1998. Tax savings realized by the Company for the time period up to December 31, 1998, will be set off against additional taxes to be paid by the Company for periods up to December 31, 1998; the same applies if tax savings or additional tax payments are owed for different fiscal years. Sellers are not liable for additional taxes caused by changes to and changes in the evaluation of Balance Sheet items if the changes are not provided by law.

     5.3 Damage claims for breach of representations and warranties may be asserted only if they exxceed an amount of DM 10,000.00 (Freigrenze).

     5.4 Any claims by Buyer based on a breach of the representations and warranties set forth under Clause 4 above must be made in writing vis-a-vis Sellers and shall be time-barred 12 (twelve) months after the Effective Date and shall be time-barred if Buyer does not start arbitration proceedings which have been claimed within the 12-months period within an additional period of three months after expiry of the initial 12 months' period. However, if the claim pertains to tax or other public levy liabilities or to liabilities for claims raised by third parties, the claim shall be time-barred six month after the claim has



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          become  final and  unappealable.  Sellers  shall  not be liable  for a breach of representation, warranty or covenant if and to the extent that (i) the amount of the claim is covered by an insurance of the Company or satisfied by a third party not being an affiliate of Buyer (within the meaning of sec. 15 AktG) or (ii) results from a failure of Buyer to mitigate damages pursuant to sec. 254 of the German Civil Code.

     5.5 Claims for damages under this Clause 5 are limited in total to 50% of the purshace price. In the event that damages have been caused by gross negligence, the limitation of liability is extended to 100% of the purchase price. Sellers are jointly and severally liable for damages.

     5.6 Sellers liability under this section 5 is excluded if and to the extent that the underlying facts have been disclosed to Buyer prior to December 30, 1998 within the meaning of sec. 460 German Civil Code.

6.   INDEMNIFICATION

     6.1 The Sellers shall jointly and severally indemnify and hold the Buyer harmless against any and all liabilities, penalties or other claims arising from the dispute regarding the Company's name as disclosed in Annex 4.8.

     6.2 The Sellers shall jointly and severally indemnify and hold the Buyer harmless against any other obligations of the Company as of December 30, 1998 exceeding DM 10,000, except to the extent that such obligations or their existence have been disclosed to the Buyer, in particular contingent liability in the amount of approximately DM 40,000 claimed by Siemens.

     6.3 Sellers acknowledge that certain positions of the invoices provided to Buyer in relation to the Switch and related equipment contain products and services which either relate directly or indirectly to specific envisaged corporate customers of Sellers without being of interest to Buyer or which have not been provided by Siemens or other contractors yet. The parties agree to hold a review within six weeks from the Effective Date in order to determine such positions, it being understood that such positions in sum will be deducted from the consideration in accordance with Clause 3.4 above.



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          Furthermore,  Sellers shall  jointly and severally  indemnify and hold the Buyer harmless against a future claim in the approximate amount of DM 800,000 of Aspect Telecommunications, Ratingen, for delivery of an ordered PBX-facility expected in January 1999.

     6.4 Sellers jointly and severally undertake to hold harmless and indemnify Buyer against any and all administrative fees and costs relating to permits, approvals and/or allocations other than the national class 4 license addressed in Clause 4.11 above applied for or granted by the Regulatory Authority for Telecommunication and Post before the Effective Date.

     6.5 Except as regards claims under Clause 6.4 above, the Buyer shall immediately inform the Sellers in writing if any third party claims have been asserted or threatened against the Buyer which could result in the Sellers becoming liable under an indemnity under this Clause 6. In such case, the Buyer must within a reasonable period of time make available to the Sellers relevant documents and furnish all relevant information as well as allow the Sellers to inspect the documents and books of the Company to the extent that this is necessary in order to evaluate the justification of the asserted or threatened claims. In respect to such asserted claims, the Buyer shall not be entitled to effect any comprise (Vergleich) or make any acknowledgement (Anerkenntnis) which could result in an obligation on the Sellers part without the Sellers prior written consent. The Buyers must enable the Sellers to effect a third party intervention (Nebenintervention). Any procedural orders (comprise, declaration of settlement (Erledigungserklarung), judicial confession (gerichtliches Gestandnis), acknowledgment)) require the Sellers prior written consent.

     6.6 If on the grounds of certain facts the Buyer is entitled to both an indemnity pursuant to Clause 6 and to claims pursuant to Clause 5, then the Buyer may decide at its complete discretion which entitlement it shall assert against the Sellers.

     6.7 Any claims by Buyer based on the aforementioned indemnifications must be made in writing vis-a-vis Sellers and shall be time-barred 18 (eighteen)



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



          months after the Effective Date and shall be time-barred if Buyer does not start arbitration proceedings which have been claimed within the 18-months period within an additional period of three months after expiry of the initial 18 months' period.

     6.8  Clause 5.1 para. 2 shall apply accordingly.


7.   MISCELLANEOUS

     7.1 It is expressly understood that the Buyer is entitled to use the name of the Company for a period of 9 months commencing on the Effective date. Thereafter the Buyer undertakes to file all necessary documents to the commercial register in order to change the name of the Company and Mr. Martin Otten shall be entitled to use the name of the Company for his own purposes. However, the Buyer retains the right to use the components "Global Communication" inter alia for the future name of the Company.

     7.2 Subject to a separate agreement to be concluded between the parties, Buyer commits to provide to Sellers or an entity designated by Sellers, and Sellers commit to exclusively acquire from Buyer, all services which Buyer obtains from Deutsche Telekom AG ("TELEKOM") on the basis of the existing agreements between Company and Telekom or agreements replacing or amending the existing agreements ("AGREEMENTS") at the prices charged by Telekom to Buyer plus Buyers costs and a maximum 15% service fee if and to the extent that Buyer has available service capacity and that Sellers can demonstrate that Sellers intend to offer these services to clients in the insurance and banking business in Germany which are not intended or existing clients of the Buyer; this shall, in particular, apply for freephone services. Buyer will keep Sellers informed about any material changes of the terms of the Agreements.

     7.3 The parties will conclude a separate agreement as to the terms under which Mr. Martin Otten may continue to act as Managing Director of Company after December 20, 1998, if so agreed by the parties.



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8.   GENERAL

     8.1 Each party agrees to bear the fees and costs of all, consultants, brokers, lawyers and other advisors employed by it in connection with the transaction contemplated by this agreement.

     8.2 Transfer taxes, the costs of this notarial deed and other costs, if any, arising in connection with the transfer of the Quotas shall be borne by Buyer.

     8.3 All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing by registered air mail, telefax copy and shall be sent to the address set forth below or to such other address as the party in question may have substituted therefor by notice to the other in accordance with this provision:

          If to Seller:
          Mr. Martin Otten, Eupener Str 57-59, Koln, Telefax-No.: 0221-94 98 60 30,
          Tel.: 0221-94 98 60 11

          If to Buyer:

          Startec Global Communications, attn. Mr. Ram Mukunda, 10411 Motor Drive, Bethesda, MD 20817, Maryland, USA (Fax: +1-301-365-8969, Tel:
          +1-301-767 1447), with a copy to Clifford Chance, attn. Sven-Erik Heun, Oberlindau 54-56, 60323 Frankfurt am Main (Fax: +49-69-97155 555, Tel.: +49-69-97155-0).

     8.4 The parties agree that all notices to third parties and all other publicity concerning the transactions contemplated by this agreement shall be agreed between before the initial release.

     8.5 This agreement, including the exhibits attached thereto and made a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior arrangements and understandings, whether oral or written. Provisions of this agreement may be amended only by written instrument signed by the parties.



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



     8.6 In the event that one or more provisions of this agreement shall be invalid of unenforceable or this agreement is incomplete, the validity and enforceability of the other provisions of this agreement shall not be affected hereby. In such cases the parties hereto agree hereby on such valid and enforceable provision or on provisions completing this agreement which are commensurate with the commercial intent of this agreement. The same applies in the event of an omission.

     8.7 This agreement shall be exclusively governed by and constructed in accordance with the laws of Germany under exclusion of the United Nations Convention on the international Sale of Goods.

     8.8 All disputes from this agreement including the validity shall be finally settled by arbitration in accordance with the Arbitration
          Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The arbitration tribunal may also decide on the validity of this agreement to arbitrate. There shall be one arbitrator. The arbitration procedure shall be held in Frankfurt am Main and shall be carried on in the English language only. All documents must be submitted in the English language, or, where the original is in a different language, with a translation in English, certified by a sworn interpreter. German substantive law (materielles Recht) as provided in Clause 8.7 shall apply.

The notary instructed both parties that

     --   the purchaser of Quotas is liable for unpaid or repaid subscriptions;

     -- only such party is recognized as the shareholder by a GmbH who has notified the GmbH of the assignment of the Quotas.

The Buyer requested the notary to notify the Company of the assignment of Quotas hereunder in accordance with Section 16 GmbHG.

The above protocol and the exhibits thereto were read to the parties present in the English language, approved by them and signed by them and the notary in their on hand as follows:



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